September 22, 2009

Via Facsimile and EDGAR

Mr. Larry Spirgel

Assistant Director

Mail Stop 3720

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Facsimile: (+1-703) 813-6986

Re:	China Telecom Corporation Limited Annual Report on Form 20-F for the Fiscal Year ended December 31, 2008 (File No. 001-31517)

Dear Mr. Spirgel:

China Telecom Corporation Limited (the “Company”) has received the comment letter from the staff dated September 11, 2009, relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (the “Form 20-F”), which was filed with the United States Securities and Exchange Commission on June 24, 2009. On behalf of the Company, I wish to thank you and other members of the staff for taking the time to review the Form 20-F and for providing us with your comments.

The Company notes that the staff has requested that the Company respond to the staff’s comments within 10 business days or inform the staff as to when the Company will provide a response to these comments. The Company has reviewed and considered the staff’s comments, and is in the process of preparing a response to these comments. The Company expects that it will be in a position to respond to the staff’s comments by October 15, 2009, and would be grateful if the staff could accommodate the Company in this regard.

Mr. Larry Spirgel

Thank you again for your time. Please feel free to contact Mr. Yu Yao, Associate Manager, by telephone at (+86-10) 5850-1515 or by e-mail at yaoyu@chinatelecom.com.cn with any questions you may have.

Very truly yours,

/s/ WU Andi WU Andi
Chief Financial Officer

cc:	Ivette Leon
Joe Cascarano
(United States Securities and Exchange Commission)

Yu Yao
(China Telecom Corporation Limited)

Chun Wei
Robert Chu
Yingmao Tang
Jing Zhou
Tianyi Chen
(Sullivan & Cromwell LLP)

Peter Kan
(KPMG)